

Sure Check™ HIV
Collect • Process • Analyze
3 in 1
Sample collection, processing and analysis in one device
Individually packaged for use as needed
Fingerstick sample
Uses only 3µl of whole blood
On-site results in minutes
Room temperature storage
For export use only. • This product not cleared for use in the U.S.

CHEMBIO DIAGNOSTICS, INC.

(CEMI:OTCBB)

Buffer
TC
HIV 1/2
ID
Sample + Buffer
CHEMBIO

INVESTOR PRESENTATION

QIV 2006



Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio’s ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.



CEMI Investment Summary

- Participating in Growing US & Global Market For Rapid HIV Tests
  - Announced Deal on October 5th with Inverness Medical Innovations (IMA) for US Marketing of FDA Approved HIV Tests
- Established and Growing International Sales
  - Estimated 2006 Net Sales of $6MM - vs. $3.4MM in 2005
- Developing New Rapid Test Products and Technologies
  - Other Infectious Disease Tests (Chagas, TB, Emerging Diseases)
  - Oral Fluid HIV and other Tests with DPP Technology
- Funded Through 2007
  - $8MM Placement in Which IMA Invested $2MM



Access to Treatment is Driving Demand for Testing

US-CDC Has Recommended That Routine AIDS Testing Become The U.S. Standard

- HIV is a Manageable Disease and Treatment is Increasingly Available
- Those who know their status are much less likely to infect someone else
- However……
  - Estimated 25% (US) to 90% (Africa) of Those Infected Do Not Know Their Status
  - They Can't Get Treatment Without Testing
  - International Treatment Targets Can Therefore Succeed Only with Large scale-up in testing



Expanding Global Market

- **Point of Care Segment of Diagnostics Industry**
  - Segment with Highest Growth Rates

- **US:~17MM HIV Antibody Tests Currently Done in US in Clinical Settings (Hosp., Clinics, POL)**
  - Rapid Tests Just Beginning to Participate ~4-5MM
  - Expect Market Expansion Due to New Recommendations
  - OTC Market Opportunity

- **International: PEPFAR Goal is to <u>Treat</u> 2MM**
  - Estimates are 100 Tests for Each Person Identified as Eligible for Treatment
  - Other Programs: PEPFAR II, Etc.





Chembio's Premium Rapid HIV Test

- **FDA Approved QII 2006**
  - **CLIA Waiver Pending**
- **Rapid – 15 minutes**
- **True IgG Control- Limits False Negatives**
- **24 months shelf life**
- **Patented Barrel Technology**
  - **Only Closed Rapid HIV system**
- **Attractive for OTC Use**

Sure Check™ HIV
Collect • Process • Analyze
3 in 1
Sample collection, processing and analysis in one device
Individually packaged for use as needed
Fingerstick sample
Uses only 3µl of whole blood
On-site results in minutes
Room temperature storage
For export use only. • This product not cleared for use in the U.S.







Chembio's Other Rapid HIV Tests – Competitive Worldwide

FDA Approved QII 2006
"Cassette"

HIV 1/2 Stat-Pak
A rapid qualitative screening test kit for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
• Simple two-step procedure
• Uses only 5 µl of fingerstick or venous whole blood, serum or plasma
• Test results in 10 minutes or less
• Room temperature storage
• Lateral flow technology
• No special equipment required
CHEMBIO DIAGNOSTIC SYSTEMS

WHO "Approved" 2005
USAID "Approved" 2006
"Dipstick"

HIV 1/2 STAT-PAK™
Dipstick Rapid Assay
A rapid qualitative screening assay for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Convenient and Cost Effective
• Ideally suited for field and point-of-care testing
• Assay can be performed using card or tube format
• Minimal sample size (5 µl)— fingerstick or venous whole blood, serum or plasma
• Room temperature storage
• Long shelf life
• No special laboratory equipment required
• Economical shipping
Time and Labor Saving
• Ready-to-use reagents
• Simple procedure
• Total test time of ≤ 15 minutes
• Results are easy to interpret
Reliable Results
• Built in IgG procedural control
• Highly sensitive (99-100%) and specific (100%) when compared to reference assays*
* Evaluations performed by WHO, UTH Virology Lab, Zambia and AIDS Information Centre, Uganda. Data on file at Chembio.
For export use only—This product not approved for use in the U.S.
CHEMBIO DIAGNOSTIC SYSTEMS, INC.





Marketing Partnership Announced October 5, 2006

inverness medical innovations

AMEX: IMA

- **IMA Markets Sure Check Globally & Stat-Pak Cassette in US**
  - **Professional and OTC Markets**
  - **“Clearview” Brand**
  - **Strong Distribution for Hosp. and POL**
  - **QI2007 Professional Market Launch**
  - **CEMI Shares Margins with IMA**
  - **Patent Litigation Settled with StatSure on Barrel Format used in Sure Check**
- **CEMI Receives License to IMA Lateral Flow IP**
  - **For Ex-US HIV Cassette & Dipstick Products as Well as Several Other CEMI Products**



Comparison Of Chembio's Tests To Other Current CLIA-Waived Tests

	CEMI*	OSUR**	TRIB
FDA Approval	Yes	Yes	Yes
No. of Rapid Tests			
Formats	3	1	1
Closed Barrel System	1	-	-
Sensitivity	99.7%	99.6%	100.0%
Specificity	99.9%	99.9%	99.7%
Analyte(s)	HIV 1 & 2	HIV 1 & 2	HIV 1
US Price	TBD	$17.50	$15.75
US Marketing Partner	Yes - Inverness	Yes - Abbott	No-Direct
True IgG Control	Yes	Yes	No
Shelf Life	24 mos.	6 mos.	12 mos.

** **Chembio's** CLIA Waiver Application submitted July 2006 is pending*

**HIV STAT-PAK Dipstick product not submitted to FDA*

***Orasure data are for whole blood; oral fluid sensitivity and specificity are lower*













International Market Provides CEMI With Continued Sales Growth Opportunities

- **Brazilian Ministry of Health**
- **The U.S. President's Emergency Plan for AIDS Relief (PEPFAR)**
- **The Global Fund for HIV, TB & Malaria**
- **Clinton Foundation HIV/AIDS Initiative**

Chembio Offices in E. and W. Africa



Selected Financial Information

Chembio Diagnostics, Inc. $(000s)	2004	2005	6 mos. 2005 Unaudited	6 mos. 2006 Unaudited
Net Sales	2,749	3,360	1,160	2,742
% Incr.		22%		136%
Total Revenues	3,306	3,941	1,638	2,875
Gross Profit	704	1,332	537	1,000
	21%	34%	33%	35%
SG&A	2,299	3,265	1,285	2,631
R & D Expenses	1,509	1,365	762	744
Net Loss	(3,099)	(3,252)	(1,495)	(2,391)
Net Loss Attributable to Common Stockholders	(5,042)	(6,769)	(4,588)	(3,275)
HIV Test Revenues	1,242	2,400	584	1,423
Chagas Test Revenues	71	69	36	942



$8MM Financing Completed 10/06

AS OF 10/06/2006			TOTAL COMMON
Common Shares			11,036,246
Convertible Preferred Shares			
Series A	149.9	CONVERTIBLE INTO	7,496,052
Series B	113.9	CONVERTIBLE INTO	9,338,984
Series C	165.0	CONVERTIBLE INTO	10,312,500
			38,183,782
	Avg. Ex. Price		
Options:	$ 0.690		1,774,375
Warrants:	$ 0.784		26,104,619
			66,062,776

Inverness Invested $2MM in Round Just Completed

If all of the warrants were exercised for cash the total would be approximately $20,472,974.





Rapid Test Platform in Development

- **"Dual Path Platform" (DPP™) For Next Generation HIV and Other Rapid Tests**
  - Increased Sensitivity vs. Conventional Lateral Flow*
  - Oral fluid tests more feasible due to sample delivery method
  - Patent pending

Dual Path Rapid Test Platform

2
Buffer
ID
T C
HIV
1/2
Sample
+
Buffer
1
CHEMBIO

** Based upon internal studies at Chembio*



Pipeline of Additional Revenue Opportunities

- **Chagas Disease Rapid Test (Latin America)**
  - Parasitic Disease – Generic Drug Most Effective for Children
  - $1.2MM Sales in 2006
  - Evaluations and Registrations Pending in Other Markets
- **Veterinary Tuberculosis Tests**
  - Outbreaks Costly in Captive Species
  - USDA Approvals Pending; Marketing Partnerships Being Explored
  - High Margin Niche Market for Several Species
- **Dual Path Platform (DPP™)**
  - Chembio Products: Oral Fluid HIV &Human TB
  - Third Party Collaborations: STDs and Certain Other Emerging Diseases



Facilities & Manufacturing Overview

- 15,000 SF FDA Approved Leased Facility in Medford, NY
- All Operations in NY
  - Right to Subcontract Manufacturing in IMA Agreement
- Total of 94 Employees
  - 61 in Operations
  - 17 R&D, Regulatory, QA/QC
  - 7 Sales & Marketing; 9 G&A
- Capacity to produce 10MM units based upon one operating shift
- Investing in Automation to Improve Efficiencies, Lower Manufacturing Labor Costs

1. **US Market Entry by IMA with Chembio HIV Tests**
   - **CLIA Waiver ; IMA Launch**
   - **Adoption in US of CDC Testing Recommendations**
   - **Commencement and Completion of OTC Studies/Approval**

2. **Continued Revenue Incr. from Ex-US Markets for HIV and Chagas Tests**
   - **Selection in Additional National Testing Algorithms**
   - **CE Marking; New Distributors Globally**

3. **Veterinary TB Launch**
   - **USDA Approval and Market Launches for Vet-TB Tests**
   - **Marketing Partnership with Established Vet Dx Co.**

4. **Dual Path Platform Developments**
   - **US Patent Issuance**
   - **Validation Oral Fluid HIV; Human TB; New Collaborations**



Outside Directors / Advisory Board

Outside Board Members	Expertise; Experience
Alan Carus, CPA	Audit Chair; Former Senior Executive, NYSE Company; Former Partner, E&Y
Gary Meller MD, MBA	Health Care Technology; Former CEO, Health Services Division, Humana Inc.
Gerald Eppner Esq.	Securities Lawyer; Kaye Scholer

Advisory Board Members	Expertise; Experience
Dr. Peter Andersen	TB Diagnostics; Staten Serum Institut
Dr. Mariano Levin	Chagas & Other Neglected Diseases
Allen Moore	Public Policy, Global Health; Senate & Exec. Branch



Experienced Senior Management Team

Name	*Position*	*Years Experience*
Lawrence Siebert	Chairman, President	24
Richard Larkin	CFO	25
Avi Pelossof	Sales, Marketing & Bus. Dev.	19
Les Stutzman	Marketing	25
Javan Esfandiari	R&D	18
Rick Bruce	Operations	28
Tom Ippolito	Regulatory	20



CEMI Investment Summary

- Participating in Growing US & Global Market For Rapid HIV Tests
  - Announced Deal on Oct. 5 with IMA for US Marketing of FDA Approved HIV Tests
- Established and Growing International Sales
  - Estimated 2006 Net Sales of $6MM - vs. $3.4MM in 2005
- Developing New Rapid Test Products and Technologies
  - Other Infectious Disease Tests (Chagas, TB, Emerging Diseases)
  - Oral Fluid HIV and other Tests with DPP Technology
- Funded Through 2007
  - $8MM Placement in Which IMA Invested $2MM